Hugh Redd

Senior Vice President

Chief Financial Officer

July 6, 2007

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K for the year ended December 31, 2006

File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Mr. Cash:

On behalf of General Dynamics Corporation, please note the company’s responses to comments addressed in your letter dated June 21, 2007:

Item 6. Selected Financial Data, page 18

SEC Comment

1.	Please do not include Free Cash Flow, a non-GAAP measure, within captions that present GAAP information as we believe this presentation may be confusing to your readers.

General Dynamics’ Response

We will present free cash flow from operations in our future filings under a separate caption, such as “Non-GAAP Measures” or “Other Financial Data.”

SEC Comment

2.	We refer to your presentation of cash flows from operations. While we note that information is useful, we believe it should be considered in the framework of a statement of cash flows which reflects management’s decisions as to the use of these cash flows and the external sources of capital used. Therefore, presentation of one part of a cash flows statement should be avoided. Refer to FRC 202.03 and revise future filings accordingly.

2941 Fairview Park Drive
Suite 100
Falls Church, VA 22042-4513
Tel: 703 876 3387
Fax: 703 876 3264
hredd@generaldynamics.com

July 6, 2007

General Dynamics’ Response

We will include comparable disclosure of cash flows from investing and financing activities in our table of selected financial data in our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Review of Operating Segments, page 22

SEC Comment

3.	We note your analysis of revenues for 2006 compared to 2005. Please revise future filings to provide better insight into the underlying reasons for changes in the operating results of each of your business groups. To the extent that multiple factors contribute to the changes in one or more of these areas, you should quantify the impact of each factor, where possible. For example, the last paragraph of your current disclosure on page 22 states that the Aerospace business group’s operating earnings and margins increased due to both additional volumes and improved pricing; however, such disclosure does not provide insight into how much price and volume changes individually impacted operating earnings and margins. We note other instances where you textually discuss reasons for changes in your revenues, operating earnings and operating margin but do not separately quantify the impact caused by more than one underlying factor. Refer to Item 303(a)(3)(iii) of Regulation S-K, and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

General Dynamics’ Response

Consistent with the requirements of Item 303 of Regulation S-K and the guidance set forth in Release 33-8350, we will ensure that we have identified all material factors impacting our results of operations and disclose in our future filings, where the information is material and available, the extent to which each of these factors impacts our operating results.

SEC Comment

4.	We note your discussions within your business section which highlights your major product and service revenues within each of your four business group’s sales. In future filings, please fully incorporate this information into your Management’s Discussion and Analysis such that you use this information to quantify and separately analyze how the changes in price and volume of each of these product lines, to the extent material, impacted revenues and the operating results of your business groups.

General Dynamics’ Response

We have structured our Business section to be responsive to Item 101(c)(1)(i) of Regulation S-K, which requires the identification of our principal products and services that account for 10 percent or more of our revenues. We have structured our disclosure of our results of operations to focus on the segment level of our organization, consistent with the guidance of Item 303(a) of Regulation S-K and

July 6, 2007

section III.B.2. of Release 33-8350. The disclosure reflects how management evaluates each segment and addresses each of the material elements of our business groups’ results both qualitatively and quantitatively where appropriate.

With respect to the Aerospace group, we provide both quantitative and qualitative information specific to new aircraft sales, aircraft services and pre-owned aircraft sales, where material. This level of detail is consistent with the product and service break-down in the Business section of our Form 10-K. However, we will enhance our future filings with more specific quantitative data when it is deemed material.

With respect to our defense business groups, we discuss trends and events by significant contracts and programs rather than based on the aggregated groupings of these products as tabulated in the Business section. Management believes that the drivers of our results are best discussed with respect to specific contracts and programs (e.g., Stryker, Abrams, Virginia-class, etc.) rather than types of products (e.g., medium armored vehicles, main battle tanks, nuclear submarines, etc.), which comprise multiple contracts with different customers. For example, volume may be up on our Virginia-class program but down on our SSGN submarine conversion contract and other submarine work, the aggregation of which would not result in a meaningful variance from year to year in our nuclear submarine product grouping (in fact, the revenues of the nuclear submarine product grouping increased only $31 million from 2005 to 2006). Yet by addressing the specific contracts and programs, we can discuss the drivers and trends associated with these profit centers, including quantitative measures as appropriate. Because the results of our Information Systems and Technology group represent the aggregate of a greater number of smaller contracts, we align the discussion of the contracts that impact this group’s operating results with the tactical systems, intelligence systems, and information technology product and service groupings listed in the Business section to provide appropriate context to the discussion.

For these reasons, we propose that for our defense business groups we continue to quantify and separately analyze trends and events in each of the Business and MD&A sections in the manner we describe above. To the extent there are multiple factors that impact materially any of the company’s contracts and programs, we will ensure we include disclosure in our future filings of the extent of those impacts within our narrative discussion of results of operations.

SEC Comment

5.	As indicated on page 5, we note that Combat Systems is the principal contractor for the maintenance, repair and retrofit of Abrams tanks and Stryker vehicles. We also note that those activities have increased significantly due to four years of warfare. If material, ensure that your MD&A appropriately quantifies the impact these increased activities have had on your results of operations.

General Dynamics’ Response

We believe the impact of wartime activity on our combat vehicle repair and maintenance business has not been material to our results of operations. While Stryker vehicles and Abrams tanks have begun to return from Iraq and Afghanistan for refurbishment, the impact of reset and repair activities to our

July 6, 2007

results through the end of 2006 has been insignificant. In fact, the increase in these activities from 2005 to 2006 was less than 1 percent of the Combat Systems sales growth, and the total 2006 sales volume was approximately 4 percent of Combat Systems’ total sales and approximately 1 percent of the company’s total sales.

Further, we believe attempting to isolate the quantitative impact of wartime activity in this area could be misleading, as we would generally expect reset and refurbishment activities to ramp up in periods of reduced troop deployments and replace active wartime logistics support, thus sustaining current revenue levels in this area of the business for several years to come. Beyond this specific example, we are cautious about quantifying sales variances attributable to wartime activity, as sources of funding to pay for one area of “high demand” must come from the same pool of limited funds that pays for other procurement priorities. While wartime activities may lead to increased sales on a given program, these funds are often made available by reducing funding on other programs, including some of the company’s other programs.

To the extent we identify events or trends that have impacted our results of operations that are not expected to recur in the future or that are expected to grow in the future, we will continue to disclose the nature and extent of these factors in our future filings.

SEC Comment

6.	We note from your disclosure in Note G to your financial statements and on page 26 that you have included estimated recoveries of contract costs, specifically those related to your T-AKE combat logistics ship contract. To the extent material, please expand your discussion of your results of operations to discuss the recoveries in each period presented. Address whether you have had any downward adjustments to those estimates in the periods presented, and if so, quantify the amount of any such adjustments.

General Dynamics’ Response

We initially identified the cost growth on our T-AKE program in 2005 (as we disclose on page 26 of our Form 10-K), at which time we evaluated our legal entitlement to reimbursement of these costs from the customer and estimated the range of probable recovery. That analysis indicated that the minimum recovery we are entitled to is sufficient to cover the additional costs incurred on the contract. Therefore, we concluded that it was not appropriate to record a loss on the contract at that time. Absent this conclusion, we would have recorded the full loss in 2005. Thus, the full recovery was assumed and recorded in 2005. We have not included any “recoveries” in any subsequent periods, and there have been no downward adjustments to these estimates in the periods presented. Our estimate of cost to complete the program has remained materially consistent with our original estimate in 2005.

Our MD&A disclosure includes the total amount of the claim filed and cross references our discussion of assumed claim recoveries in our contracts in process (CIP) footnote (Note G). That footnote provides the amount of all assumed recoveries under claims that have been recorded on the

July 6, 2007

balance sheet in CIP (as required by paragraph 65 of SOP 81-1) and identifies the T-AKE claim as the “primary” component of this amount. To the extent our estimate of cost to complete the contract changes materially prior to the resolution of this request for equitable adjustment (and, as a result, we have to assume a greater level of recovery under the claim to maintain a break-even position – i.e., record additional recoveries), we will include disclosure of such a change in our filings or record a loss at that time if additional recovery cannot be supported.

Financial Condition, Liquidity and Capital Resources, page 30

SEC Comment

7.	In future filings, please ensure you fully and prominently discuss and analyze your GAAP discussion of operating, investing and financing activities before any discussion of non-GAAP liquidity measures. Refer to Item 10(e)(1)(i)(a) of Regulation S-K.

General Dynamics’ Response

We will move our discussion of non-GAAP liquidity measures to follow our discussion of operating, investing and financing cash flows in our future filings.

SEC Comment

8.	We note your analysis of operating cash flows on page 31. Please revise future filings to provide a more detailed analysis of changes in your operating cash flows. Please note that your cash flow analysis should not merely be a recitation of the numbers seen on the face of the statement of cash flows; rather, your analysis should provide your investors with insight into the underlying reasons behind the changes seen on your statement of cash flows. Finally, please revise future filings to address all periods presented on your statement of cash flows to more clearly highlight and explain any trends. Refer to Section 4(A) of our Release 33-8350.

General Dynamics’ Response

We support the Staff’s interest in having companies provide detailed insight into the drivers of their operating cash flows. In our case, net earnings and growing customer deposits, principally in our Aerospace group, were the only material drivers of cash flows from operations over the past three years, other than general growth of working capital consistent with the growth of the company. We will expand our discussion of operating cash flows in our future filings to ensure we address all material factors impacting the changes in our cash flows from operations for all periods presented.

July 6, 2007

Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 40

SEC Comment

9.	You indicate within your Critical Accounting Policies on page 33 that you follow the guidelines of SOP 81-1 with the exception of your accounting for revisions of estimated profits on contracts which you account for under APB 20 (please note that APB 20 has been superseded by SFAS 154). However, it is unclear to us why the guidelines set forth in paragraph 83 of SOP 81-1, which requires that revisions in estimated profits be accounted for under the cumulative catch up method, does not take precedence over APB 20 and SFAS 154. Please advise. In addition, please provide us with an analysis showing the impact on your financial statements for the three years ended December 31, 2006 had you used the cumulative catch up method to account for revisions in estimated profits on your long term contracts. We will have further comment upon your response.

General Dynamics’ Response

Our primary customer is the U.S. government. Accordingly, we recognize revenue following the guidelines of AICPA Audit and Accounting Guide, Audits of Federal Government Contractors, (the Audit Guide) and Statement of Position (SOP) 81-1. However, we include revisions of estimated profits on our contracts under the prospective method rather than the cumulative catch-up method. We have consistently applied and disclosed this method since 1976 based on what was then common industry practice. This industry practice originated from the guidance on accounting for changes in estimate in Accounting Principles Board Opinion No. 20, which required a change in estimate to be accounted for in the period of change and future periods if it affects both.

In 1981, SOP 81-1 acknowledged that both the prospective and cumulative catch-up methods were used in practice but concluded that contractors should use the cumulative catch-up method for contracts entered into after the effective date of the SOP to “narrow the areas of differences in practice,” because that method was more widely used. In 1990, the Audit Guide followed the recommendation of the SOP and likewise concluded that contractors should use the cumulative catch-up method for contracts entered into after the effective date of the Audit Guide. However, because SOPs and Audit Guides were considered equivalent to industry practice within the GAAP hierarchy at the time, companies were not required to adopt the recommendations of those documents if they were following a consistently applied industry practice. Because we had consistently applied the prospective method for nearly 15 years at that time and believed it best reflected the results of our operations, we continued to use this method.

When the GAAP hierarchy was revised in 1992 with the issuance of Statement on Auditing Standards (SAS) 69, SOPs and Audit Guides were designated Category B GAAP and, thus, given higher priority than industry practice, which was designated Category D GAAP. We continued to use the prospective method based on the grandfathering provision included in the transition guidance provided in SAS 69. Under that provision, because the Audit Guide and SOP 81-1 were issued prior

July 6, 2007

to the effective date of SAS 69, companies were not required to change an existing accounting policy to conform to this guidance, even if the existing policy was based on what was now considered to be a lower level of GAAP. Because we believed (and continue to believe) that the prospective method provides the most appropriate representation of our results of operations, we decided at the time to continue our use of the prospective method, and we continue to use and disclose this method today.

With respect to your request to provide pro forma sales and earnings data assuming we had applied the cumulative catch-up method for the three years ending December 31, 2006, we should advise you that General Dynamics has in excess of 10,000 active contracts and task orders at any point in time. To revise quarterly estimates of profitability on a contract-by-contract, EAC-by-EAC basis over a three-year period would be an extremely complex and time-consuming process. These contracts are managed and accounted for on dozens of different accounting systems that are designed to account for changes in contract profit rates on a prospective basis. These systems range from internally developed legacy systems that have existed for decades to systems inherited through the 45 acquisitions we have made over the past 10 years. As we have acquired new businesses and reorganized our internal structure, we have designed and implemented new systems to meet the needs of our growing organization and replaced many of the systems on which this data was originally processed, further complicating the prospect of creating pro forma results. In addition, the deeper we have to delve into a greater number of smaller contracts to create pro forma records, the more manual, time-consuming and costly this effort would become, as the source documentation consists of manual hard-copy records numbering in excess of 100,000 documents.

To track three years’ worth of changes in estimates over this population of contracts across this collection of systems and manual records, including truing up the historical revenue recognition on these contracts for activity that predates the beginning of the period in question, would impose significant expense on the company, either in the form of additional personnel or outsourced consultant costs, and would require an excessive time commitment by our contract management and finance personnel. We respectfully submit that this burden would create unreasonable expense and effort for the company. Therefore, we would like to discuss your request further to understand your interest in the quantification of this difference and determine whether practicable alternate means exist to satisfy this request.

Research and Development Expenses, page 40

SEC Comment

10.	In future filings, please separately quantify the amount of bid and proposal costs you have included in research and development expense.

General Dynamics’ Response

We will provide this additional information in our future filings.

July 6, 2007

Impairment of Long-Lived Assets, page 41

SEC Comment

11.	In light of the fact that goodwill is a significant asset on your balance sheet, please enhance your future filings to more specifically address your accounting for goodwill impairment. Ensure you clarify at what level of reporting you test goodwill for impairment, how you test for impairment, what factors and assumptions you consider when testing for impairment, and what factors would trigger you to perform additional impairment analysis. Please also note that some of this enhanced disclosure may be best reflected in your critical accounting estimates where, if applicable, you should quantify any material estimates you used in this analysis.

General Dynamics’ Response

We will expand our summary of significant accounting policies and/or add a discussion of goodwill impairment testing to our critical accounting policies disclosure in our future filings to address the recommended disclosures.

Note B, Acquisitions, Intangible Assets and Goodwill, page 42

SEC Comment

12.	We note your acquisition of Anteon during the year ended December 31, 2006 and have the following comments:

•

You indicate that some of the estimates related to the Anteon acquisition were still preliminary. In future filings, you should alert readers to the potential impact of changes to your preliminary purchase price allocation;

•

We note that you have allocated a very significant portion of the total estimated purchase price of Anteon to goodwill. In future filings please provide a description of the factors that contributed to such a large percentage of the purchase price being allocated to goodwill and provide the disclosures required by paragraph 51(b) of SFAS 141 in future filings;

•

We note from review of Anteon’s 2005 Form 10-K that they had approximately $6.5 billion of estimated backlog. Please tell us what recognition you gave to this potential intangible asset. Refer to paragraphs B172 and B183 of SFAS 141, and

•	In future filings ensure you provide all the disclosures required by paragraphs 51-52 and 54-55 of SFAS 141.

General Dynamics’ Response

With respect to your first bullet above, we will provide the additional recommended information in our future filings.

July 6, 2007

With respect to the requirements of paragraphs 51-52 and 54-55 of SFAS 141, as noted in your second and fourth bullets above, we understand those disclosure requirements to be applicable to reporting periods in which a “material” business combination is completed. Our practice is to evaluate the materiality of our business combinations in a given reporting period both individually and in the aggregate.

In our consideration of the materiality of acquired businesses, our practice has been to look to, among other things, the guidance under Item 2.01 of Form 8-K for determining whether a business acquisition (or series of business acquisitions) is significant. Using that guidance, the Anteon acquisition is well below the thresholds for disclosure. With respect to the disclosure of pro forma results of operations required by paragraph 54, we also considered Anteon’s 2006 pre-acquisition sales and operating earnings and the impact including these sales would have on the consolidated company. Anteon’s 2006 pre-acquisition sales and operating earnings were approximately 2.5 percent and 2 percent of the company’s total 2006 sales and operating earnings, respectively. Further, the addition of Anteon to our 2006 results increased our sales and operating earnings over 2005 by less than 4 percent and 2 percent, respectively. Beyond these considerations, we did not identify any qualitative factors that led us to otherwise conclude that the Anteon acquisition was material.

Based on this approach, we believe the Anteon acquisition was not material. If we conclude that any future business acquisition or series of acquisitions are material, we will include all of the disclosures outlined in paragraphs 51 through 55 of SFAS 141.

With respect to the “backlog” disclosed in Anteon’s 2005 Form 10-K, as noted in your third bullet above, our approach to determining backlog and potential contract value differs considerably from the method used by Anteon’s prior management. Prior to our acquisition of the company, Anteon included in backlog a much higher estimate of the potential value of future orders under its indefinite delivery, indefinite quantity (IDIQ) contracts than we would have disclosed under our policy. With respect to IDIQ contracts, our policy is to include in backlog only those task orders that have been exercised by the customer, as the customer is not bound to order any minimum quantities under the contract. We separately disclose, outside of backlog, the potential additional contract value we believe we will receive under these contract vehicles based on our management’s assessment of the probable future value that our company will receive under these contracts (i.e., not the full contract ceiling, which is often available to multiple competing contractors). In addition, we sold a portion of the Anteon business, including part of the disclosed backlog, as a condition of our acquisition of the company. As a result, upon completion of the acquisition, we added approximately $700 million to our backlog and $3 billion to our potential contract value compared with the $6.5 billion disclosed by Anteon in 2005.

With that said, we have included the acquired backlog, potential follow-on contracts, and related customer relationship assets in our identification and valuation of intangible assets for the Anteon acquisition. In connection with this exercise, the company engaged a third-party valuation firm to perform an appraisal to assist management in identifying and quantifying the intangible assets acquired. With respect to the backlog asset, we based our analysis on a projection of future cash flows expected to be derived from the acquired backlog and probable follow-on contracts, and discounted

July 6, 2007

the resulting cash flow stream to present value. As a result of this process, we have allocated approximately $250 million to this intangible asset.

It is also notable that Anteon provides services to federal government customers, primarily through a workforce consisting of individuals with varying levels of security clearance. The value of this assembled workforce is a critical asset in this market, and we allocated a significant amount of value to this asset, though this value has been included in goodwill in accordance with SFAS 141.

SEC Comment

13.	In future filings please provide a more comprehensive description of the nature of contract and program and other intangible assets you have recorded and provide a more specific range of useful lives for those specifically identified intangibles. In this regard, we note your disclosure that contract and program intangible assets are amortized over a period of one to 40 years and your other intangible assets are amortized over one to 21 years does not provide readers with sufficient information to assess the nature of your intangible assets acquired or the appropriateness of their respective useful lives.

General Dynamics’ Response

We will expand our disclosure of intangible assets in our future filings to include more detail of our intangible asset categories, including further stratification of amortization lives.

Note G, Contracts in Process, page 46

SEC Comment

14.	We note that your other contract costs have increased significantly year to year. In order for your reader to better understand this component of your balance sheet, a discussion of the reasons for the increase and a rollforward of these costs should be included in your disclosures.

General Dynamics’ Response

From 2005 to 2006, the increase in our other contract costs related almost exclusively to the fact that our government pension plan moved from a net asset position to a net liability position. When the pension plan was in an asset position, we provided a reserve against the asset, which did not impact our CIP balance. Now that the plan is in a liability position, we are required to present the liability separately on the balance sheet and include the anticipated recovery in CIP. In Note G, we added pension costs to the disclosed list of costs deferred in this account but did not explicitly call out this factor as the reason for the increase in the balance. However, we do discuss our government pension plan liability in Note R. In this footnote, we include a discussion of the implications of our government contract accounting on this liability and provide a cross reference to the discussion of our assumed recovery of this liability in Note G (see page 57). Absent this shift in our pension plan, the other contract cost balance was effectively unchanged year-over-year.

July 6, 2007

If it is acceptable to you, we would prefer to provide additional disclosure of the factors resulting in any material variances in this account in future filings with more explicit reference to other footnotes as applicable, rather than provide a roll-forward of this account. Our understanding is that roll-forwards are not typically required of balance sheet captions unless called for by a specific rule (e.g., goodwill and warranty liability), and we believe such a disclosure in this case would not provide meaningful incremental information for our investors.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ L. Hugh Redd
L. Hugh Redd
Senior Vice President and Chief Financial Officer